EXHIBIT 99.1

Quartz Plans October Start of Phase 5 Drilling at Maestro Gold-Silver Project, British Columbia
Announces $1.37 Million Private Placement Financing of Units and Flow-Through Units

September 24, 2026 – Vancouver, British Columbia – Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) ("Quartz" or the "Company") is pleased to announce that Phase 5 core drilling at its 100%-owned Maestro Project, located near Houston in central British Columbia ("BC"), is scheduled to commence on October 20, 2026. Phase 5 is designed to expand the open-ended Prodigy discovery along its trend beyond the current mineralized footprint. Successful results could increase the overall mineralized footprint significantly. Four phases of drilling totaling 12,951 metres in 21 drill holes have been successfully completed at Prodigy to date (see News Release dated July 7, 2026). The Company has drill permits in place covering 37 additional drill sites. Apex Diamond Drilling Ltd. ("Apex") of Smithers, BC, has been contracted to conduct the drilling program and HEG and Associates Exploration Services Inc. ("HEG") will provide geological services.

Quartz considers the Phase 5 drilling program particularly significant because it will test well developed geophysical targets immediately north, south and east of the current Prodigy drill footprint. These include strong IP chargeability-high anomalies indicative of extensive sulphide mineralization coincident with resistivity-high features indicative of potential mineralizing intrusions. Additional geophysical targets are located even farther north providing substantial potential to continue the expansion of the open-ended Prodigy mineralized system. The drilled footprint of the Prodigy system currently measures approximately 100-200 metres wide, 600 metres long and up to 500 metres deep. It comprises near-surface epithermal gold-silver-molybdenum mineralization and higher-grade gold-silver veins, associated with an underlying gold-rich porphyry system, and adjacent porphyry molybdenum-copper mineralization.

To finance this work, Quartz announces a non-brokered private placement of 1,550,000 Units (the "**Units**"), at $0.40 per Unit for proceeds of $620,000 and 1,875,000 Flow-Through Units (the "**FT Units**") at a price of $0.40 per FT Unit for proceeds of $750,000, for total gross proceeds of $1.37 million (the "**Offering**"). The current working capital position of Quartz, before completion of this financing is $2.3 million.

Each Unit will consist of one common share in the capital of the Company (a "**Common Share**") and one Common Share purchase warrant (a "**Warrant**"). Each Warrant will entitle the holder to purchase one additional Common Share (a "**Warrant Share**") at an exercise price of $0.50 per Warrant Share for a period of 24 months from the date of issuance.

Each FT Unit will consist of one Common Share to be designated as a flow-through common share (a "**FT Share**") within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**") and one Common Share purchase warrant (a "**FT Unit Warrant**"). Each FT Unit Warrant will entitle the holder thereof to purchase one Flow-Through Common Share of the Company (each, a "**FT Unit Warrant Share**") at a price of $0.50 per FT Unit Warrant Share for a period of 24 months following the date of issuance. Units and FT Units are identical in all respects except for the Canadian income tax incentive associated with the FT Units.

Quartz expects to use the proceeds from the sale of the FT Units to advance the drilling program at its 100% owned Maestro Project in central British Columbia, while the proceeds from the Units will be used for general working capital purposes.

This financing includes participation of three insiders, namely two members of the Dickinson Control Group ("**DCG**"-see early warning report ("**EWR**") filed Nov. 24, 2025) and the Sutton Group Inc. (see EWR filed January 28, 2026). Their participation constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - A *Protection of Minority Security Holders in Special Transactions* ("**MI 61-101**") which in certain cases can require disinterested minority shareholder approval and valuation requirements. However, the participation of these Insiders is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(b), because the Company's shares are listed on TSX Venture Exchange and from the minority shareholder approval requirements of MI 61-101 by virtue of the small aggregate size of the participation (under $2.5 million and 25% of the Company's market capitalization).

The DCG, which includes Mr. Robert Dickinson, a director, holds 30,803,874 common shares of the Company, representing approximately 41.3% of issued common shares (43.9% fully diluted), will participate in the Offering to the extent of $400,000 (1,000,000 FT Units). Upon conclusion of the Offering, DCG will hold 31,803,874 common shares, and convertible securities allowing DCG to acquire an additional 5,200,000 common shares, representing an aggregate of 40.8% of the outstanding common shares, 44.6% on a partially diluted basis. Other family and/or friends of insiders will purchase an additional 850,000 of FT Units and 50,000 Units. Sutton Group, a holder of 19,900,000 outstanding common shares of the Company, representing approximately 26.7% of the outstanding common shares, will participate in the Offering and subscribe for 1,500,000 Units. Upon conclusion of the Offering, Sutton Group will hold 21,400,000 common shares, and convertible securities entitling it to acquire an additional 1,500,000 common shares, representing 27.6% of the outstanding common shares (28.8% on a partially diluted basis). Updated EWRs will be filed on SEDAR+ upon completion of the financing.

All securities issued pursuant to the Offering will be subject to a statutory hold period in Canada expiring four months and one day after closing of the Offering. Completion of the Offering is subject to approval of the TSX Venture Exchange and is expected to complete in September 2026. No securities are being sold to U.S. persons.

About Quartz Mountain

Headquartered in Vancouver, Canada, Quartz Mountain Resources Ltd. (TSXV:QZM, OTCQX: QZMRF) is a well-funded public company whose successful mine-finding management team is focused on discovering and advancing important-scale gold, silver and copper projects in BC. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the BC government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry copper±gold deposits that are currently producing or were formerly producing mines. Recently, Amarc Resources, an HDI associated company, with funding from Freeport McMoran Inc., announced the exciting discovery of the Tier One AuRORA gold-copper porphyry deposit also in British Columbia. Other well-known projects with HDI involvement include Sisson, Duke and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a "Qualified Person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson
Chairman

For further information, please contact:
Bob Dickinson
Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company's projects will continue to be positive, and no geological or technical problems will occur. Though

the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings at www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.